Edward C. Wetmore
Vice President, Secretary and
General Counsel

Amphenol Corporation
358 Hall Avenue
Wallingford, CT 06492
USA

T 203 265 8634
F 203 265 8827
ewetmore@amphenol.com

May 13, 2008

Mr. Timothy Buchmiller
Senior Attorney
Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Amphenol Corporation
Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2007
Filed February 26, 2008
File No. 1-10879

Dear Mr. Buchmiller:

I am responding to your comment letter dated April 30, 2008, to Martin H. Loeffler, Chairman and Chief Executive Officer of Amphenol Corporation ( “Amphenol” or the “Company”) relating to the above document.

For ease of reference, I have repeated the Staff’s comments in bold text preceding each response.

Item 11.  Executive Compensation, page 56

1. We note from your discussion under “Performance Based Incentive Plans” on page 20 of the proxy statement that you have incorporated by reference into your Form 10-K that you have not disclosed the specific targets to be achieved in order for your named executive officers to earn their respective annual cash incentive payments under The 2007 Management Incentive Plan.  Please provide such disclosure in your future filings, as applicable.  To the extent you believe that disclosure of such information, on a historical basis, would result in competitive harm such that the information could be excluded under

Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed explanation supporting your conclusion.  To the extent that it is appropriate to omit specific targets or performance objectives, you are required to provide appropriate disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K.  Refer also to Question 3.04 of the Item 402 of Regulation S-K Interpretations available on our website at www.sec.gov.  In discussing how difficult or likely it will be to achieve the target levels or other factors, you should provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm.

Response

The Company notes the Staff’s comment and will revise its disclosure in future filings, as applicable, to include, on a historical basis, the specific targets to be achieved and other factors considered in order for our named executive officers to have earned their respective annual cash incentive payments under applicable management incentive plans, including The 2008 Management Incentive Plan.

While the Company does not presently anticipate that the disclosure of specific targets and other factors will result in any competitive harm, the Company reserves its right to exclude such information or such portion of such information that would create competitive harm as allowed by Instruction 4 to Item 402(b) of Regulation S-K should currently unanticipated circumstances so require.  In such event the Company would provide a supplemental detailed explanation supporting such conclusion and as much detail as necessary to describe how difficult or likely it will be to achieve the target levels or other factors without disclosing information that poses a reasonable risk of competitive harm.

2.                    It appears that your annual cash incentive awards should have been disclosed, pursuant to Item 402(d)(2)(iii) of Regulation S-K, in your “Grants of Plan Based Awards in Fiscal Year 2007” table on page 28 of the proxy statement that you have incorporated by reference into your Form 10-K.  Please provide such disclosure in your future filings, as applicable, or provide us with your analysis as to why such information should not have been included in that table.

Response

The Company believes that the table presented on page 28 of its 2008 proxy statement is correct.  Historically, the Company has made annual cash incentive awards pursuant to annual management incentive plans created under the umbrella of the Executive Incentive Plan (as described on page 20 of its 2008 proxy statement).  Payments made pursuant to the Company’s 2007 Management Incentive Plan (as disclosed in the table on page 28 of the Company’s 2008 proxy statement under Non-Equity Incentive Plan Compensation) have been paid and are not properly considered “Future Payouts.”  The Company’s 2008 Management Incentive Plan and targets thereunder are not finalized until early 2008 and are not properly considered “Grants of Plan Based Awards in Fiscal Year 2007.”

The Company’s understanding is that the requirement for tabular disclosure pursuant to Item 402(d)(2)(iii) only relates to a plan in existence at the end of the latest fiscal year for which reporting is required under the relevant Form 10-K.  The Company has historically (and consistently over the last ten years) created a new, single-year, single-year performance measure, Management Incentive Plan after the first day of each year.  Each such plan is generally approved by the Company’s board of directors early in the year in which performance under the relevant plan is evaluated.  The table on page 28 of the Company’s 2008 proxy statement that the Company has incorporated by reference into its Form 10-K does specify all awards that could be granted pursuant to any and all plans in effect at the end of the last fiscal year, December 31, 2007, that are not otherwise already disclosed in the summary compensation table on page 25 as 2007 compensation under the heading “Non-Equity Incentive Plan Compensation”.  Were the Company to include potential payments under the 2008 Management Incentive Plan in this table, the “Grant Date” would have been in 2008.

It is based on this analysis that the Company determined that annual cash incentive awards under the heading “estimated future payouts under non-equity incentive plan awards” in the table “Grants of Plan Based Awards in Fiscal Year 2007” required pursuant to Item 402(d)(2)(iii) of Regulation S-K on page 28 of the Company’s proxy statement was appropriately “n/a”.

The Company did take note of Instruction 2 to Item 402(b), which provides that “The Compensation Discussion and Analysis should also cover actions regarding executive compensation that were taken after the registrant’s last fiscal year’s end.”  Note that in the spirit of full disclosure, the Company has disclosed in narrative form 2008 salary information for each of the named executive officers on pages 22 and 23 of the 2008 proxy statement, as well as revised target incentive plan payments pursuant to the 2008 Management Incentive Plan for each of the named executive officers.  The 2008 initial base compensation information and revised target incentive plan payments together with the information on page 20 of the 2008 proxy statement with respect to the potential range of incentive plan compensation (ie., “All participants may earn a maximum Incentive Plan payment of up to 200% of the target Incentive Plan payment amount, however, the Incentive Plan does not guarantee any minimum Incentive Plan payment to any participant”) provides the information necessary to calculate minimum (0%), target (100%) and maximum (200%) amounts that each of the named executive officers could be paid under the 2008 Management Incentive Plan assuming there is no change in base compensation levels during fiscal year 2008.

In connection with responding to your comments, I acknowledge on behalf of the Company that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

Should you have questions regarding any of the items addressed in this letter, please contact me at (203) 265-8634 or, in my absence, my colleague Stephen Dorrough at (203) 265-8639.

AMPHENOL CORPORATION

/s/ Edward C. Wetmore

Edward C. Wetmore

Vice President, Secretary and
General Counsel

cc:	Gabriel Eckstein, Staff Attorney, U.S. Securities and Exchange Commission
Members of the Amphenol Corporation Compensation Committee
M.H. Loeffler, Chairman of the Board and Chief Executive Officer
D.G. Reardon, Senior Vice President and Chief Financial Officer
S.B. Dorrough, Esq., Assistant General Counsel